SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K/A

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                        Commission file number 333-58295

   MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND EMPLOYEE STOCK OWNERSHIP PLAN
                            (Full title of the plan)

                        MAINSOURCE FINANCIAL GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)

                               201 North Broadway
                            Greensburg, Indiana 47240
                     (Address of principal executive office)

                        MAINSOURCE FINANCIAL GROUP, INC.
                            401(k) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

                        MAINSOURCE FINANCIAL GROUP, INC.
                            401(k) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


                                    CONTENTS






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ......................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ............    3

     NOTES TO FINANCIAL STATEMENTS ........................................    4


SUPPLEMENTAL INFORMATION

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) .......    9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Plan Administrator
MainSource Financial Group, Inc. 401(k)
  and Employee Stock Ownership Plan


We have audited the accompanying statements of net assets available for benefits of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan ("the Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.


                                              /s/ Crowe Chizek and Company LLC
                                                  Crowe Chizek and Company LLC

South Bend, Indiana
June 22, 2005

                                                                              1.

                      MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003



                                                                                  2004               2003
                                                                                  ----               ----
ASSETS
     Investments (Notes 2 and 4)                                           $    29,508,894     $    24,375,081

     Receivables
         Employer contribution                                                     946,347             690,576
         Participant contribution                                                        -              36,056
                                                                           ---------------     ---------------
                                                                                   946,347             726,632
                                                                           ---------------     ---------------


Net assets available for benefits                                          $    30,455,241     $    25,101,713
                                                                           ===============     ===============

See accompanying notes to financial statements.

                                                                              2.

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2004


Additions to net assets attributed to:
     Investment income
         Net appreciation in fair value of investments (Note 4)                                $     3,488,177
         Interest and dividends                                                                        770,968
                                                                                               ---------------
                                                                                                     4,259,145

     Contributions
         Employer                                                                                    1,645,690
         Participants                                                                                1,112,287
         Rollovers                                                                                      48,067
                                                                                               ---------------
                                                                                                     2,806,044

              Total additions                                                                        7,065,189

Deductions from net assets attributed to:
     Benefits paid to participants                                                                   1,705,140
     Plan expenses                                                                                       6,521
                                                                                               ---------------
                                                                                                     1,711,661

Net increase                                                                                         5,353,528

Net assets available for benefits
     Beginning of year                                                                              25,101,713
                                                                                               ---------------

     End of year                                                                               $    30,455,241
                                                                                               ===============

See accompanying notes to financial statements.

                                                                              3.

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



NOTE 1 - DESCRIPTION OF PLAN

The following description of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all employees of the Main Source Financial Group, Regional Bank, MainSource Bank, MainSource Insurance Group, Inc., and MainSource Bank of Illinois (collectively, "the Company") who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute up to 60% of their pretax eligible compensation to the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan to participants who have provided at least one year of service. The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to these participants. All contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's own contribution and their share of the Company's contributions. The allocation of the Company's matching contribution is based on participant deferrals. The allocation of any additional discretionary Company contribution is based on compensation. Allocation of earnings is based on participants' account balances. The benefit to which a participant is entitled is that provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts may be used to reduce the Company's liability for future matching contributions to the Plan.

Vesting: Participants are immediately vested in their own contributions and rollovers plus earnings thereon. Forfeited balances of terminated participants' nonvested accounts may be used to offset expenses incurred in the administration of the Plan, including any costs associated with trading Company stock, as allowed by law, and to the extent not needed to offset expenses, to reduce the Company's liability for future matching contributions to the Plan. Participants who have balances transferred from the PTC Employees' Retirement Plan are 100% vested in those amounts. For amounts contributed after April 30, 1998, vesting in the Company's matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

                                  (Continued)
                                                                              4.

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



NOTE 1 - DESCRIPTION OF PLAN (Continued)

                Years of Service                            Vesting Percentage

                      1                                             0
                      2                                            20
                      3                                            40
                      4                                            60
                      5                                            80
                      6                                           100

A participant is entitled to 100% of his or her account balance upon retirement, death, or disability. The nonvested portion of any terminated participants account will be forfeited and used by the Plan to reduce the amount of future employer contributions to the Plan. At December 31, 2004 and 2003, forfeited accounts totaled $8,782 and $9,314, respectively. These amounts are available to reduce future employer contributions to the Plan or to pay Plan administrative expenses. During 2004, $102,782 of the forfeiture account was used for these purposes.

Payment of Benefits: Upon termination of service, a participant may elect to receive an amount equal to the value of his or her vested interest in their account in the form of a lump sum or installment payments. Balances are generally paid as a single lump-sum distribution.

Participant Loans: Participants may borrow from the Plan. The amount that can be borrowed is a maximum generally equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years; however, they may be as long as 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator. Principal and interest payments are made through payroll deductions.


                                  (Continued)
                                                                              5.

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Investment Valuation: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares invested in common/collective trusts are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.


Concentration of Credit Risk: At December 31, 2004, approximately 55% of the Plan's assets were invested in MainSource Financial Group, Inc. common stock.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

                                  (Continued)
                                                                              6.

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets.

                                                                                        December 31,
                                                                                   2004               2003
                                                                                   ----               ----

     Federated Investors, Inc. Total Return Bond Fund                        $     1,894,001    $    1,632,255
     Federated Investors, Inc. Stock Trust Fund                                    2,141,942         1,877,751
     Federated Investors, Inc. MaxCap Fund                                         1,763,212         1,536,388
     MainSource Financial Group, Inc. common stock                                16,219,517        12,803,818
     Federated Investors, Inc. Capital Preservation Fund                           3,257,078         3,252,602

During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $3,488,177 as follows:

                                                                                                Net Appreciation
                                                                                                December 31, 2004

     Mutual Funds                                                                               $      684,535
     MainSource Financial Group common stock                                                         2,803,642
                                                                                                --------------

                                                                                                $    3,488,177


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor's regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Plan's investments in MainSource Financial Group, Inc. common stock at December 31, 2004 and 2003 qualify as party-in-interest investments. Fees paid by the Plan in 2004 to Benefit Plan Administrators, Inc., the recordkeeper, of $6,521 qualify as party-in-interest transactions.

Additionally, the plan held party-in-interest investments in the form of participant loans at December 31, 2004 and 2003.

                                  (Continued)
                                                                              7.

                        MAINSOURCE FINANCIAL GROUP, INC.
                    401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated November 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.



                                                                              8.

                            SUPPLEMENTAL INFORMATION

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004


Name of Plan Sponsor:   MainSource Financial Group, Inc.
Employer Identification Number:   35-1562245
Three-Digit Plan Number:  001

                                                 (c) Description of
                  (b)                                Investment
           Identity of Issue,                   Including Maturity Date,                                (e)
            Borrower, Lessor,                 Rate of Interest, Collateral,              (d)          Current
  (a)       or Similar Party                      Par or Maturity Value                 Cost           Value
  ---       ----------------                      ---------------------                 ----           -----

                                            Mutual Funds
       Federated Investors, Inc.            Total Return Bond Fund                      **          $     1,894,001
       Federated Investors, Inc.            Stock Trust Fund                            **                2,141,942
       Federated Investors, Inc.            Liberty Equity Income Fund                  **                1,420,164
       Federated Investors, Inc.            Growth Strategies Fund                      **                  543,000
       Federated Investors, Inc.            Max Cap Fund                                **                1,763,212
       Federated Investors, Inc.            Equity Funds Kauffman Class A               **                1,195,363
       Federated Investors, Inc.            Capital Appreciation Fund                   **                  137,487
       Federated Investors, Inc.            International Equity Fund                   **                  164,874
       Federated Investors, Inc.            International Value Fund                    **                  278,621
       Federated Investors, Inc.            Kauffman Small Cap Fund                     **                   83,782
       Federated Investors, Inc.            Mid-Cap Fund                                **                  280,324
       Federated Investors, Inc.            Mid-Cap Index Fund                          **                   30,659
                                                                                                    ---------------
                                                                                                          9,933,429
                                            Common/Collective Trust
       Federated Investors, Inc.            Capital Preservation Fund                   **                3,257,078

                                            Common Stock
   *   MainSource Financial                 Common stock                                **               16,219,517
       Group, Inc.

                                            Participant Loans
   *   Participant Loans                     Bearing interest at rates                  **                   98,870
                                             ranging from 4.25% to 8.50%                            ---------------

                                                                                                    $    29,508,894



                                                                              9.

    MAINSOURCE FINANCIAL GROUP, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
                                   FORM 11-K/A
                                December 31, 2004


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

                                            MAINSOURCE FINANCIAL GROUP,
                                            INC. 401(K) AND EMPLOYEE STOCK
                                            OWNERSHIP PLAN

Date:  June 24, 2005                        /s/ Donald A. Benziger
                                            -----------------------------------
                                            Donald A. Benziger
                                            Senior Vice President & Chief
                                            Financial Officer
                                            MainSource Financial Group, Inc.


                                 EXHIBIT INDEX

23.1 Consent of Independent Auditors